



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05046129

March 2, 2005

John W. Thomson
Senior Attorney
AT&T Corp.
Room 3A140
One AT&T Way
Bedminster, NJ 07921

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/2/2005

Re: AT&T Corp.
Incoming letter dated January 4, 2005

Dear Mr. Thomson:

This is in response to your letter dated January 4, 2005 concerning the shareholder proposal submitted to AT&T by Domini Social Investments and Jane Banfield. We also have received a letter from Domini Social Investments dated February 2, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Fl
New York, NY 10012-3915

Jane Banfield
32 Stevens Street
Bernardsville, NJ 07924



John W. Thomson
Senior Attorney

Room 3A140
One AT&T Way
Bedminster NJ 07921
908-532-1901 (Voice)
908-234-7872 (Fax)
jwthomson@att.com

January 4, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by Domini Social Investments LLC
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareowners (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Domini Social Investments LLC (the "Proponent") by letter dated November 23, 2004, which was received by the Company on November 24, 2004. On the same date the Company received a letter from Jane Banfield requesting to be named as co-filer of the Proposal. Enclosed are six copies of the Proposal. A copy of this letter is being mailed concurrently to the Proponent advising it of AT&T's intention to omit the proposal from its proxy materials for the 2005 Annual Meeting.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.


Recycled Paper

The Domini Proposal is as follows:

> "RESOLVED: Shareholders request that the Board adopt a policy to seek shareholder approval of any future supplemental executive retirement plan ("SERP") or individual retirement arrangement for senior executives that provides preferential benefit formulas or supplemental pension benefits not provided to other managers under the Company's regular tax-qualified plan. Implementation of this policy shall not breach any existing employment agreement or vested benefit."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(i)(11) BECAUSE THE PROPOSAL IS SUBSTANTIALLY DUPLICATIVE OF TWO OTHER PROPOSALS AT LEAST ONE OF WHICH MAY BE INCLUDED IN THE COMPANY'S PROXY MATERIALS

Under Rule 14a-8(i)(11), the Company may omit a proposal if it substantially duplicates a proposal that will be included in the company's proxy materials. AT&T has received two other proposals which it believes substantially duplicate the Proposal. Although AT&T is seeking the exclusion of both of these other proposals on various grounds, it expects that at least one of these two proposals might be included in its Proxy Materials.

A. The Proposal Substantially Duplicates a Proposal Received from Kathryn I. Croke on November 29, 2004, Co-filer Lani G. Flesch (the "Croke Proposal").

The Croke Proposal is as follows:

> "RESOLVED: The shareholders of AT&T urge our Board to seek shareholder approval for future severance agreements with senior executives, including 'golden parachute' and 'golden good-bye' severance agreements, which provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus."
>
> "We define 'golden parachutes' as severance provisions triggered when executives resign or are terminated after a change in corporate control; 'golden good-byes' are defined as severance agreements which, absent a change in control, are triggered when executives are

terminated, retire or resign. 'Benefits' include the present value of all payments (in cash or in kind) not already earned or vested prior to termination, including lump sum payments, perquisites, consulting fees and the accelerated vesting of equity grants."

The Company believes that the Croke Proposal substantially duplicates the Proposal. Both request shareholder approval for future severance or retirement arrangements with senior executives. And both seek to define severance agreements that are unusually generous, the Croke Proposal as "benefits exceeding 2.99 times the sum of the executive's base salary plus bonus," and the Proposal as "preferential benefit formulas or supplemental pension benefits not provided to other managers." The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(11) where the core issues addressed by the proposals are the same even if the proposals are not identical. E.g., USG Corp., April 7, 2000. The core issue for both proposals is shareholder action regarding excessive pension or retirement benefits for senior executives. Accordingly, the Company requests that the Staff concur that if the Croke Proposal is included in its 2005 Proxy Materials, then the Proposal may be omitted.

B. The Proposal Substantially Duplicates a Proposal Received from the California Public Employees' Retirement System ("CalPERS" on November 24, 2004 and amended on December 15, 2004 (the "CalPERS Proposal").

The CalPERS Proposal is as follows:

"RESOLVED, that the shareholders of AT&T Corporation [*sic*] (the "Company") amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors ("Board") seek shareholder ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer's base salary plus target bonus. "Severance Agreement" is defined as any agreement that dictates what an Officer can be compensated when AT&T terminates employment without cause or when there is a termination of employment following a finally approved and implemented change of control. "Severance benefits" shall mean the value of all cash and non-cash benefits, including, but not limited to, the following: (i) cash benefits, (ii) perquisites, (iii) consulting fees, (iv) equity and the accelerated vesting of equity, (v) the value of "gross-up" payments, i.e., payments to off-set taxes, and (vi) the value of additional service credit or other special additional benefits under the Company's retirement system. If the Board determines that it is not practicable

> to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This bylaw amendment shall take effect upon adoption and apply only to agreements adopted, extended or modified after that date."

The Company believes that the CalPERS Proposal substantially duplicates the Proposal. Both request shareholder approval for future severance or retirement arrangements with senior executives. And both seek to define severance agreements that are unusually generous, the Proposal as "preferential benefit formulas or supplemental pension benefits not provided to other managers" and the CalPERS Proposal as "benefits exceeding 2.99 times the sum of the executive's base salary plus bonus." The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(11) where the core issues addressed by the proposals are the same even if the proposals are not identical. E.g., USG Corp., April 7, 2000. The core issue for both proposals is shareholder action for future severance or retirement arrangements with senior executives. Accordingly, the Company also requests that the Staff concur that if the CalPERS Proposal is included in its 2005 Proxy Materials, then the Proposal may be omitted.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

Enclosures



The Way You Invest Matters℠

November 23, 2004

Vice President – Law and Corporate Secretary
AT&T Corp., Room 3A123
One AT&T Way
Bedminister, New Jersey 07921-0752

Dear Sir or Madam:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 219,000 shares of AT&T.

The attached proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of AT&T shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of AT&T shares from Investors Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and would be happy to discuss it with you. I can be reached at (212) 217-1027 or akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.



Executive Pension Benefits

RESOLVED: Shareholders request that the Board adopt a policy to seek shareholder approval of any future supplemental executive retirement plan ("SERP") or individual retirement arrangement for senior executives that provides preferential benefit formulas or supplemental pension benefits not provided to other managers under the Company's regular tax-qualified plan. Implementation of this policy shall not breach any existing employment agreement or vested benefit.

SUPPORTING STATEMENT
Companies establish SERPs to provide supplemental retirement benefits that exceed IRS limitations on benefits that can be paid from tax-qualified pension plans. In addition to its traditional SERP, which provides contributions on salary above the IRS limits, AT&T maintains a second SERP providing officers with additional contributions not available to other managers. AT&T also maintains "individual pensions" for certain officers that guarantee them lifetime pension annuities on far more generous terms than apply to other managers.

These plans together provide a substantial extra component of compensation. AT&T estimated that CEO Dorman and CFO Horton will receive *annual* payments of $1.99 million and $1.42 million, respectively, at age 65.

Unlike most companies with SERPs, AT&T also provides "individual non-qualified pension arrangements" to certain executive officers that have the effect of granting extra years of service credit. For example, after just four years of service, CEO Dorman is vested in a supplemental pension equal (in 2005) to 34.7% of his final three-year average total compensation – and he accrues 3.6% for each additional year of service (to a maximum 60%).

Dorman's employment agreement also includes a "pension parachute." If he terminates prior to 2010 due to a change in control, his minimum annual pension is boosted by an additional 10.8% of final compensation.

In comparison, prior to 1998, employees accrued 1.6% of final average pay per year of service under AT&T's Management Pension Plan – and would have needed over 20 years service to replace 34.7% of salary in retirement. Moreover, in 1998 AT&T converted to a cash balance formula, freezing pension contributions for thousands of managers for up to 13 years, and reducing expected total benefits as much as 50% for some employees. A class action lawsuit regarding the conversion is currently pending in federal court.

As AT&T downsizes, we believe these gross disparities between the retirement security offered to senior executives and to other employees create potential morale problems and reputational risk, and may increase employee turnover.

Moreover, because these forms of pension compensation are not performance-based, they do not help to align management incentives with long-term shareholder interests. Shareholder approval of these benefits would help to ensure reasonable formulas for future agreements.

Because prior shareholder approval is often not practical, the Company would have the option to seek approval after the material terms of an executive's employment agreement are determined.

Kathryn I Croke
52 Ames Street
Onancock, VA 23417

November 20, 2004

Robert S. Feit
Vice President-Law and Secretary
AT&T Corp., Room 3A123
One AT&T Way
Bedminster, New Jersey 07921-0752

Dear Mr. Feit:

I hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement as allowed under Securities and Exchange Commission Rule 14a-8. I plan to introduce and speak for our resolution at the Company's 2005 Annual Meeting.

My resolution requests that the Board of Directors seek shareholder approval in advance for all future or renewed severance agreements with the Company's executive officers, including so-called "golden parachute" and "golden good-bye" severance agreements, that provide more generous pay-outs than the retirement plan available to other senior managers. I have included a brief supporting statement for publication in the proxy statement.

I have continuously held the requisite number of shares of common stock for more than one year. I intend to maintain ownership position through the date of the 2004 Annual Meeting. A copy of the Equiserve documentation of one of my AT&T share accounts with 219 shares is attached.

Thank you in advance for including my proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me.

Sincerely yours,

Kathryn I. Croke

Enclosures

SHAREHOLDER VOTE ON "GOLDEN PARACHUTE" AGREEMENTS

Kathryn I. Croke, 52 Ames Street, Onancock, Virginia 23417, who owns 219 shares of the Company's common stock, intends to introduce the following proposal for action by the stockholders at the 2005 Annual Meeting:

RESOLVED: The shareholders of AT&T urge our Board to seek shareholder approval for future severance agreements with senior executives, including "golden parachute" and "golden good-bye" severance agreements, which provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

We define "golden parachutes" as severance provisions triggered when executives resign or are terminated after a change in corporate control; "golden good-byes" are defined as severance agreements which, absent a change in control, are triggered when executives are terminated, retire or resign. "Benefits" include the present value of all payments (in cash or in kind) not already earned or vested prior to termination, including lump sum payments, perquisites, consulting fees and the accelerated vesting of equity grants.

SUPPORTING STATEMENT

We believe overly generous severance agreements are the most costly, wasteful and counter-productive form of executive compensation.

AT&T's severance agreements are unjustifiably costly and contrary to long-term shareholder interests, in our view. Under AT&T's Senior Officer Separation Plan, eligible officers can receive the following payouts for termination within two years after a "change in control," defined to include situations where another entity acquires as little as 20% of the Company's voting stock and never actually takes control:

- 300% of base salary plus target annual bonus.
- 300% of the fair market value of restricted stock and stock appreciation rights granted the year the change in control occurs.
- A "gross-up payment" to reimburse federal excise tax liability for "excess parachute payments."

On top of this golden parachute, a platinum lining is written into selected individual employment agreements.

For example, if CEO Dorman resigns for "Good Reason," or is terminated "without Cause," he is eligible for the above *plus* accelerated vesting of stock options and restricted stock. Dorman also receives Senior Management medical and life insurance coverage for life. Plus, if he terminates after a change in control, a "pension parachute" triggers extra years of service credit under Dorman's "Special Individual Pension

Arrangement," increasing his guaranteed annual pension-payment-for-life from 34.7% to 45.5% of final average total cash compensation (assuming termination in 2005).

Shareowners might have a different view about whether Dorman's severance package, worth over $10 million, creates value at a company in decline. Bloomberg reported last October that "[s]hares of AT&T have fallen 49% since Dorman, now 50, took over for former chief executive C. Michael Armstrong."

We believe lucrative parachutes reward the very under-performance that can precipitate a change in control and are unnecessary given AT&T's high levels of executive compensation.

We also believe multi-million dollar parachutes are inappropriate when AT&T is laying off tens of thousands of workers and cutting the benefits of retirees.

Shareholders should be given a chance to ratify such agreements, in our view, providing valuable feedback to the Board. We expect shareholder scrutiny will encourage restraint and strengthen the hand of the Board's compensation committee.

Nevertheless, because prior shareholder approval is not always practical, under this proposal the Company has the option to seek approval after the material terms are agreed upon.

(SEC No-Action Letter)

*1 USG Corp.
Publicly Available April 7, 2000

LETTER TO SEC

January 11, 2000

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N. W.

WASHINGTON, D.C. 20549

Re: USG Corp. - Omission of Stockholder Proposal Under Rule 14a-8(i)(11) - Stockholder

Proposal Submitted by Jay Buchbinder

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Act"), on behalf of USG Corp., a Delaware corporation (the ""Company"), we hereby give notice of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2000 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a proposal and supporting statement (the "Second Proposal") submitted by Mr. Jay Buchbinder (the ""Proponent"), by a letter dated November 30, 1999 and received by the Company on December 1, 1999. A copy of the Proponent's letter is attached hereto as Exhibit 1. The Company has concluded that the Second Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by Tom Hacker for Hakatak Enterprises, Inc. on December 1, 1999, attached hereto as Exhibit 2 (the "First Proposal" and, together with the Second Proposal, the "Proposals"), which will be included in the Proxy Materials.

Pursuant to Rule 14a-8(j) under the Act, enclosed are six (6) copies of this letter including the exhibits. By copy of this letter, the Company also has notified the Proponent of its intention to omit the Second Proposal from the Proxy Materials.

The Company respectfully requests the Staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Second Proposal from the Proxy Materials.

Basis for Omission: The Second Proposal Substantially Duplicates the First Proposal

Under Rule 14a-8(i)(11), a proposal may be omitted if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. By its terms, the First Proposal would require the Company to redeem or cancel its existing shareholder rights agreement (the "Rights Agreement") and would prohibit any new shareholder rights agreement from becoming effective unless it has been approved by the Company's stockholders. The Second Proposal requests that the Company redeem the

Rights Agreement and not implement a new shareholder rights agreement.

The Staff has consistently taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). For example, in a situation which is in our view completely analogous to the instant set of facts, the Staff concurred in Masco Corporation's omission of a proposal requesting that the board amend the bylaws to provide that the board consists of a majority of independent directors as substantially duplicative of an earlier proposal which by its terms provided for the adoption of a bylaw that would require a majority of the directors nominated by the board to be independent. Masco Corporation (March 27, 1992)(hereafter, "Masco"). Similarly and more recently, the Staff concurred in BellSouth Corporation's view that a proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the stock price of the company was substantially duplicative of a prior proposal demanding the abolition of the company's incentive award program and its replacement with an incentive award program tied to revenue or dividend growth. BellSouth Corporation (January 14, 1999)(hereafter, "BellSouth"). In addition, the Staff concurred in General Electric's omission of (i) a proposal requesting that the board form a committee of four outside directors to evaluate the extent of violence in NBC's (a General Electric subsidiary) programming, to address certain significant issues related to violence in television programming, to identify options for modifying or reducing the level of violence in NBC's programming, to prepare recommendations to the board as to whether the corporation should adopt any of those identified options, and to prepare a report for the board and for shareholders who request copies, as substantially duplicative of (ii) a proposal requesting that the board review and report to shareholders about NBC's Program Standards and their implementation with regard to violence on television. General Electric Company (February 9, 1994) (hereafter, "GE"). See also, e.g., UAL Corporation (March 11, 1994)(proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results)(hereafter, "UAL").

*2 The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. See, e.g., Pinnacle West Capital Corporation (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of at least $1.00 per share is paid)(hereafter, "Pinnacle"). The core issue addressed by both Proposals is the Company's maintenance and implementation of a shareholder rights agreement. Both Proposals seek to eliminate the existing Rights Agreement and to restrict the Company's board's ability to implement a new shareholder rights agreement. The Proposals are therefore substantially duplicative.

Though they differ somewhat in terms and breadth, the Proposals have the same thrust or focus and, therefore, are substantially duplicative. See, e g., Pinnacle; Tri-Continental Corporation (March 2, 1998); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Polaroid Corporation (March 12, 1990). The fact that one Proposal requests an action to be taken while the other Proposal by its terms requires a substantially duplicative action to be taken does not prevent the Proposals from being substantially duplicative. See, e.g., Masco. Nor does the fact that one Proposal by its terms prohibits the implementation of a new shareholder rights agreement without shareholder approval while the other Proposal requests that the Company not implement a new shareholder rights agreement prevent the Proposals from being substantially duplicative. See, e.g., BellSouth; GE; and UAL. The subject matter and goals of the Proposals are substantially duplicative; they do not set forth materially different issues for the shareholders to vote on. Therefore, the Proposals are substantially duplicative. See, e.g., GE.

We believe that the purpose of Rule 14a-8(i)(11) is to prevent proponents from clogging up management's proxy materials with several versions of essentially the same proposal. Both cover letters for the Proposals refer to the other Proposal; copy the same person (whom the Company believes is likely a commonly retained attorney); have the same date; and, based on the similarity of the format, of the numerical footers at the bottom of each page and of the respective Exhibit A's, may have been created on the same word processing system. To allow these substantially duplicative Proposals to be included in the Proxy Materials would eviscerate, and frustrate the policy behind, Rule 14a-8(i)(11).

The Staff has previously indicated that a registrant does not have the option of selecting between duplicative proposals but must include in its proxy materials the first of such proposals received. See, e.g., Pacific Enterprises (February 26, 1992). While both Proposals were received by the Company on December 1, 1999, the Company has advised us that the First Proposal was received by the Company earlier in the day on December 1, 1999 than the Second Proposal. Consequently, the Company plans to include the First Proposal in its Proxy Materials.

*3 Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Second Proposal is in fact excluded from the Company's Proxy Materials under Rule 14a-8 (i) (11).

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response. In such case, please contact the undersigned at (312) 861-2224.

We appreciate your attention to this request.

Sincerely,
Michael G. Timmers

KIRKLAND & ELLIS

200 East Randolph Drive

Chicago, Illinois 60601

312 861-2000

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 7, 2000

Publicly Available April 7, 2000

Re: USG Corp.

Incoming letter dated January 11, 2000

The proposal requests that the board redeem the rights described in a particular rights agreement and not institute any other form of "poison pill."

There appears to be some basis for your view that USG may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal, which will be included in USG's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if USG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Heather Maples

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 382078 (S.E.C. No - Action Letter)

END OF DOCUMENT


CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675
FAX (916) 795-3659

December 15, 2004

OVERNIGHT MAIL

AT&T Corporation
Attn: Donna M. Grillo
One AT&T Way
Bedminster, New Jersey 07921

Re: Notice of Shareholder Proposal

Ms. Grillo:

This letter is in response to your December 2, 2004 letter. While we disagree that the proposal is procedurally deficient, we have agreed to amend the proposal to avoid any need for SEC involvement. A copy of the amended proposal is attached. As we stated before, we remain open to the possibility of withdrawing our proposal if and when we become assured that our concerns with the Company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures: Amended Proposed Resolution & Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
Robert S. Feit, Vice President – Law and Secretary – AT&T

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of AT&T Corporation (the "Company") amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors ("Board") seek shareholder ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer's base salary plus target bonus. "Severance Agreement" is defined as any agreement that dictates what an Officer can be compensated when AT&T terminates employment without cause or when there is a termination of employment following a finally approved and implemented change of control. "Severance benefits" shall mean the value of all cash and non-cash benefits, including, but not limited to, the following: (i) cash benefits; (ii) perquisites, (iii) consulting fees, (iv) equity and the accelerated vesting of equity, (v) the value of "gross-up" payments, i.e., payments to off-set taxes, and (vi) the value of additional service credit or other special additional benefits under the Company's retirement system. If the Board determines that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This bylaw amendment shall take effect upon adoption and apply only to agreements adopted, extended or modified after that date.

SUPPORTING STATEMENT

As a major shareholder of the Company, CalPERS supports compensation policies for Officers that strongly link pay to performance. CalPERS strongly opposes pay practices that reward under-performing Officers with large payouts when they are terminated for poor-performance, e.g., CalPERS is outraged with the $140 million severance payment made by the Disney Corporation to Michael Ovitz after 14 months of employment. The adoption of this by-law amendment, in CalPERS opinion, will put a reasonable cap on what can be paid out to Officers who are terminated for under-performance while allowing the Company the flexibility it needs to attract qualified individuals to serve in demanding positions of senior management.

This proposal, in CalPERS opinion, will also address the risk of egregious severance packages being paid out by the Company as a result of a merger, acquisition or spin-off by limiting: 1) The inappropriate acceleration of the vesting of options for Officers in mergers, etc.; 2) Inappropriate links between severance/change-of-control payments and post-merger economic performance; 3) Recapitalizations where the management and shareholder base does not substantially change but change-in-control payments are triggered; and 4) The payment of "gross-ups" to pay federal taxes owed.

According to CalPERS' Pay-for-Performance Model, for each of the years from 2001 – 2003 the Company's top 5 officers were compensated at least 10 times the median of the industry's top 5 (industry being defined as the four-digit Global Industry Classification System – 5010). In addition, the Corporate Library graded the Company's CEO Compensation an "F".

Since CalPERS believes the Company is high risk for continuing its weak compensation practices, CalPERS urges shareholders to vote FOR this proposal.



Donna M. Grillo
Office of the Corporate Secretary

Room 3A154E
One AT&T Way
Bedminster, NJ 07921
908-532-1982 (Voice)
908-234-7833 (Fax)
donnagrillo@att.com

December 2, 2004

Mr. Peter H. Mixon
California Public Employees' Retirement System (CalPERS)
Legal Office
Lincoln Plaza
400 P Street
Sacramento CA 95814

Via FedEx

Dear Mr. Mixon:

This is in response to CalPERS letter postmarked November 23, 2004, to the Vice President - Law and Secretary, which AT&T Corp. received on November 24, regarding a request to include a shareowner proposal in the 2005 Notice of Annual Meeting and Proxy Statement.

The inclusion of a shareowner proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the United States Securities and Exchange Commission (SEC) Regulation 240.14a-8 (Proposals of Security Holders). Specifically, SEC Rule 14a-8 requires that the proposal be presented at the annual meeting of shareowners by either the proponent or the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. In addition, the rule requires the proponent to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. The proponent must continue to hold those securities through the date of the annual meeting. In the November 23 correspondence, on behalf of CalPERS, you duly provided proof of beneficial ownership as required by the SEC. You also noted that these shares have been held for more than one year and will be held through the date of the Company's annual meeting.

Further, SEC Rule 14a-8(c) provides that a proponent may only submit one proposal to a company for a particular shareowner's meeting. The November 23 submission from CalPERS is procedurally deficient because it contains two separate proposals. First, the submission requests



that the shareholders of AT&T Corporation [*sic*] amend its bylaws to require its Board of Directors to "limit Severance Agreements to instances where a senior executive officer ("Officer") is actually terminated." Additionally, there is a second proposal to amend the bylaws to require the Board of Directors to "seek shareholder ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer's base salary plus target bonus."

In accordance with Rule 14a-8(f)(1), AT&T hereby provides you with the opportunity to correct the procedural deficiency by eliminating one of the two proposals. The SEC Rule requires that your response to AT&T must be postmarked, or transmitted electronically, no later than fourteen days from the date you receive this notification.

Very truly yours,



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675
FAX (916) 795-3659

November 23, 2004

OVERNIGHT MAIL

AT&T Corporation
Attn: Robert S. Feit, Vice President –
Law and Secretary, Rm. 3A123
One AT&T Way
Bedminster, New Jersey 07921-0752

Re: Notice of Shareholder Proposal

Mr. Feit:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with the Company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

For

PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
David W. Dorman, Chairman and Chief Executive Officer

---

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 3,400,000 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of AT&T Corporation (the "Company") amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors ("Board") (1) limit Severance Agreements to instances where a senior executive officer ("Officer") is actually terminated and (2) seek shareholder ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer's base salary plus target bonus. "Severance Agreement" is defined as any agreement that dictates what an Officer can be compensated when AT&T terminates employment without cause or when there is a termination of employment following a finally approved and implemented change of control. "Severance benefits" shall mean the value of all cash and non-cash benefits, including, but not limited to, the following: (i) cash benefits; (ii) perquisites, (iii) consulting fees, (iv) equity and the accelerated vesting of equity, (v) the value of "gross-up" payments, i.e., payments to off-set taxes, and (vi) the value of additional service credit or other special additional benefits under the Company's retirement system. If the Board determines that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This bylaw amendment shall take effect upon adoption and apply only to agreements adopted, extended or modified after that date.

SUPPORTING STATEMENT

As a major shareholder of the Company, CalPERS supports compensation policies for Officers that strongly link pay to performance. CalPERS strongly opposes pay practices that reward under-performing Officers with large payouts when they are terminated for poor-performance, e.g., CalPERS is outraged with the $140 million severance payment made by the Disney Corporation to Michael Ovitz after 14 months of employment. The adoption of this by-law amendment, in CalPERS opinion, will put a reasonable cap on what can be paid out to Officers who are terminated for under-performance while allowing the Company the flexibility it needs to attract qualified individuals to serve in demanding positions of senior management.

This proposal, in CalPERS opinion, will also address the risk of egregious severance packages being paid out by the Company as a result of a merger, acquisition or spin-off by limiting: 1) The inappropriate acceleration of the vesting of options for Officers in mergers, etc.; 2) Inappropriate links between severance/change-of-control payments and post-merger economic performance; 3) Recapitalizations where the management and shareholder base does not substantially change but change-in-control payments are triggered; and 4) The payment of "gross-ups" to pay federal taxes owed.

According to CalPERS' Pay-for-Performance Model, for each of the years from 2001 – 2003 the Company's top 5 officers were compensated at least 10 times the median of the industry's top 5 (industry being defined as the four-digit Global Industry Classification System -- 5010). In addition, the Corporate Library graded the Company's CEO Compensation an "F".

Since CalPERS believes the Company is high risk for continuing its weak compensation practices, CalPERS urges shareholders to vote FOR this proposal.



SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

February 2, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: AT&T Corporation
Shareholder Proposal of Domini Social Investments
Regarding Executive Pension Benefits

Dear Ladies and Gentlemen:

We are writing on behalf of Domini Social Investments in response to a letter written by an attorney representing AT&T Corporation ("the Company") dated January 4, 2005, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials under Rule 14a-8(i)(11) because it substantially duplicates two other proposals submitted to the Company (the Calpers and Croke proposals are included in Exhibit B), one of which is likely to be included in the Company's proxy materials. We disagree with the Company's argument, and respectfully request that the Company's request for no-action relief be denied.

I. The Proposal is Not Duplicative of the Croke or Calpers Proposals

The Company argues that the Proposal is duplicative of the Calpers and Croke proposals because all three proposals purportedly "request shareholder action for future severance or retirement arrangements with senior executives." (No Action Request at 3 and 5). This statement falsely implies that the Proposal addresses future severance arrangements. It does not. Similarly, it suggests that the Calpers and Croke proposals address retirement arrangements. Both proposals address severance arrangements – a situation where an executive's employment is involuntarily terminated. The Croke proposal, in fact, explicitly excludes pension plans – by defining "benefits" as "the present value of all payments (in case or in kind) *not already earned or vested prior to termination....*" (Exhibit B, emphasis added)

The Company adds that all three proposals purportedly " ... seek to define severance agreements that are unusually generous ... ." (No Action Request at 3 and 5.) In fact, the Proposal is focused exclusively on Supplemental Executive Retirement Plans ("SERPs"), and only makes passing reference to a "pension parachute" in Mr. Dorman's employment contract in a 'whereas' clause. The core of the Proposal clearly concerns retirement plans, and has nothing substantive to say about severance arrangements at all.

In short, the Proposal is related to executive benefits to be paid upon retirement, and the Calpers and Croke proposals address golden parachute severance arrangements – compensation and other benefits to be paid to executives upon involuntary termination of their employment.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com



There is simply no basis in fact or law to conclude that the Proposal is "substantially duplicative" of the Calpers and Croke proposals. As discussed below, such a conclusion would be inconsistent with Staff's prior no-action letters (including one relating to the Company concerning two executive compensation proposals), and the Company has not cited any precedent to the contrary.

II. The Company's Position is Inconsistent with Prior Staff Decisions

The Company notes that it may exclude the Proposal because "the core issues addressed by the proposals are the same, even if the proposals are not identical." (No Action Request at 3 and 5, citing *USG Corp.* (April 7, 2000)) In fact, the proposals do not address the same 'core issues' at all, are far from identical, and would not lead to contradictory results if implemented.

Although all three proposals may be said to address the broader issue of executive compensation, this very loose similarity of focus is not sufficient to sustain a challenge under Rule 14a-8(i)(11). The Company should be well aware of this, as it lost a very similar challenge several years ago when it argued that a proposal asking that compensation be paid exclusively in Company stock was duplicative of another proposal limiting severance agreements. Like the three proposals under discussion here, the two proposals concerned distinctly different aspects of executive compensation. *AT&T Corp.* (January 31, 2001)

The Staff has clearly taken a very strict view of "substantially duplicative", even denying no-action relief with respect to proposals that address *the exact same core issue* where they are not seeking inconsistent results. See *T. Rowe Price, Inc.* (January 17, 2003) (denying exclusion under Rule 14a-(8)(i)(11) of a proposal asking that executive officers' stock options be entered as an expense item where a previously submitted proposal requested a policy of expensing the costs of all future stock options). If two proposals relating to the expensing of stock options could survive challenge under Rule 14a-8(i)(11) presumably because they do not contradict each other, then surely a proposal addressing retirement benefits should be permitted to appear on a proxy statement alongside a proposal (or two) addressing severance packages.[1] See also *Exxon Mobil Corporation* (March 5, 2004) (denying exclusion under Rule 14a-8(i)(11) where two proposals involved reports involving political contributions); *Bristol-Myers Squibb Company* (February 11, 2004) (denying exclusion under Rule 14a-8(i)(11) where two proposals involved company action regarding political contributions); and *Johnson & Johnson* (February 25, 2003) (denying exclusion under Rule 14a-8(i)(11) where two proposals involved issues involving workplace diversity and equal employment opportunities).

The Company cites only one precedent in support of its argument, and this precedent is clearly inapposite (*USG Corp.* (April 7, 2000)). USG Corp. had received two proposals requesting that the company cancel its current shareholder rights agreement. One also asked the company to refrain from implementing a new agreement, while the other asked the company not to implement a new agreement without shareholder approval. Clearly, the subject of these two proposals was the same, and the requests made in the proposals could, with the exception of minor differences, be considered paraphrases of each other. The proposals submitted to USG Corp. stand in stark contrast to the proposals under consideration today. It would require a full rewrite of the Domini Proposal to render it a 'paraphrase' of the Calpers or Croke

[1] In *Monsanto Company* (February 7, 2000), Staff permitted the company to omit a proposal regarding the annual election of directors where another proposal relating to the election of directors sought an inconsistent result (annual vs. triennial election). It is important to note that Staff's no-action letter in *Monsanto* suggests that this contradictory result was decisive, rather than the fact that both proposals concerned the election of directors.

proposals. At the very least, it would require the replacement of "SERPs" with "severance arrangements," completely transforming the meaning of the Proposal. For the sake of argument, even if that transformation were to occur, the Proposal would arguably still survive a challenge, as it makes a different, but not inconsistent request of the Company from the other proposals.

III. Conclusion

Rule 14a-8(i)(11) was designed to permit companies to omit proposals that substantially duplicate each other, or that are substantially similar, but that make contradictory requests. With respect to the three proposals here, the Company is stretching the bounds of the rule far beyond its original purpose. The Proposal is not 'substantially duplicative' of the other proposals filed – it is, in fact, substantially different. In our view, there is no risk that shareholders would be confused by the presentation of the Domini proposal alongside the Calpers or Croke proposals, and there is no risk of an inconsistent result should the Proposal be adopted in addition to the Calpers or Croke proposals. Omission of the Proposal would be also be inconsistent with all of the precedents we have reviewed.

For all of these reasons, we respectfully request that the Company's arguments be rejected, and its request for no-action relief be denied.

Respectfully submitted,

Adam Kanzer
General Counsel

Kimberly Gladman
Shareholder Advocacy Associate

Encl.

cc: Jane Banfield
John W. Thompson, Senior Attorney, AT&T Corp.

EXHIBIT A



Executive Pension Benefits

RESOLVED: Shareholders request that the Board adopt a policy to seek shareholder approval of any future supplemental executive retirement plan ("SERP") or individual retirement arrangement for senior executives that provides preferential benefit formulas or supplemental pension benefits not provided to other managers under the Company's regular tax-qualified plan. Implementation of this policy shall not breach any existing employment agreement or vested benefit.

SUPPORTING STATEMENT

Companies establish SERPs to provide supplemental retirement benefits that exceed IRS limitations on benefits that can be paid from tax-qualified pension plans. In addition to its traditional SERP, which provides contributions on salary above the IRS limits, AT&T maintains a second SERP providing officers with additional contributions not available to other managers. AT&T also maintains "individual pensions" for certain officers that guarantee them lifetime pension annuities on far more generous terms than apply to other managers.

These plans together provide a substantial extra component of compensation. AT&T estimated that CEO Dorman and CFO Horton will receive *annual* payments of $1.99 million and $1.42 million, respectively, at age 65.

Unlike most companies with SERPs, AT&T also provides "individual non-qualified pension arrangements" to certain executive officers that have the effect of granting extra years of service credit. For example, after just four years of service, CEO Dorman is vested in a supplemental pension equal (in 2005) to 34.7% of his final three-year average total compensation – and he accrues 3.6% for each additional year of service (to a maximum 60%).

Dorman's employment agreement also includes a "pension parachute." If he terminates prior to 2010 due to a change in control, his minimum annual pension is boosted by an additional 10.8% of final compensation.

In comparison, prior to 1998, employees accrued 1.6% of final average pay per year of service under AT&T's Management Pension Plan – and would have needed over 20 years service to replace 34.7% of salary in retirement. Moreover, in 1998 AT&T converted to a cash balance formula, freezing pension contributions for thousands of managers for up to 13 years, and reducing expected total benefits as much as 50% for some employees. A class action lawsuit regarding the conversion is currently pending in federal court.

As AT&T downsizes, we believe these gross disparities between the retirement security offered to senior executives and to other employees create potential morale problems and reputational risk, and may increase employee turnover.

Moreover, because these forms of pension compensation are not performance-based, they do not help to align management incentives with long-term shareholder interests. Shareholder approval of these benefits would help to ensure reasonable formulas for future agreements.

Because prior shareholder approval is often not practical, the Company would have the option to seek approval after the material terms of an executive's employment agreement are determined.

EXHIBIT B



John W. Thomson
Senior Attorney

Room 3A140
One AT&T Way
Bedminster NJ 07921
908-532-1901 (Voice)
908-234-7872 (Fax)
jwthomson@att.com

January 4, 2005

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by Domini Social Investments LLC
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Shareowners (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Domini Social Investments LLC (the "Proponent") by letter dated November 23, 2004, which was received by the Company on November 24, 2004. On the same date the Company received a letter from Jane Banfield requesting to be named as co-filer of the Proposal. Enclosed are six copies of the Proposal. A copy of this letter is being mailed concurrently to the Proponent advising it of AT&T's intention to omit the proposal from its proxy materials for the 2005 Annual Meeting.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.


Recycled Paper

The Domini Proposal is as follows:

> "RESOLVED: Shareholders request that the Board adopt a policy to seek shareholder approval of any future supplemental executive retirement plan ("SERP") or individual retirement arrangement for senior executives that provides preferential benefit formulas or supplemental pension benefits not provided to other managers under the Company's regular tax-qualified plan. Implementation of this policy shall not breach any existing employment agreement or vested benefit."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(i)(11) BECAUSE THE PROPOSAL IS SUBSTANTIALLY DUPLICATIVE OF TWO OTHER PROPOSALS AT LEAST ONE OF WHICH MAY BE INCLUDED IN THE COMPANY'S PROXY MATERIALS

Under Rule 14a-8(i)(11), the Company may omit a proposal if it substantially duplicates a proposal that will be included in the company's proxy materials. AT&T has received two other proposals which it believes substantially duplicate the Proposal. Although AT&T is seeking the exclusion of both of these other proposals on various grounds, it expects that at least one of these two proposals might be included in its Proxy Materials.

A. The Proposal Substantially Duplicates a Proposal Received from Kathryn I. Croke on November 29, 2004, Co-filer Lani G. Flesch (the "Croke Proposal").

The Croke Proposal is as follows:

> "RESOLVED: The shareholders of AT&T urge our Board to seek shareholder approval for future severance agreements with senior executives, including 'golden parachute' and 'golden good-bye' severance agreements, which provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus."
>
> "We define 'golden parachutes' as severance provisions triggered when executives resign or are terminated after a change in corporate control; 'golden good-byes' are defined as severance agreements which, absent a change in control, are triggered when executives are

terminated, retire or resign. 'Benefits' include the present value of all payments (in cash or in kind) not already earned or vested prior to termination, including lump sum payments, perquisites, consulting fees and the accelerated vesting of equity grants."

The Company believes that the Croke Proposal substantially duplicates the Proposal. Both request shareholder approval for future severance or retirement arrangements with senior executives. And both seek to define severance agreements that are unusually generous, the Croke Proposal as "benefits exceeding 2.99 times the sum of the executive's base salary plus bonus," and the Proposal as "preferential benefit formulas or supplemental pension benefits not provided to other managers." The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(11) where the core issues addressed by the proposals are the same even if the proposals are not identical. E.g., USG Corp., April 7, 2000. The core issue for both proposals is shareholder action regarding excessive pension or retirement benefits for senior executives. Accordingly, the Company requests that the Staff concur that if the Croke Proposal is included in its 2005 Proxy Materials, then the Proposal may be omitted.

B. The Proposal Substantially Duplicates a Proposal Received from the California Public Employees' Retirement System ("CalPERS" on November 24, 2004 and amended on December 15, 2004 (the "CalPERS Proposal").

The CalPERS Proposal is as follows:

"RESOLVED, that the shareholders of AT&T Corporation [*sic*] (the "Company") amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors ("Board") seek shareholder ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer's base salary plus target bonus. "Severance Agreement" is defined as any agreement that dictates what an Officer can be compensated when AT&T terminates employment without cause or when there is a termination of employment following a finally approved and implemented change of control. "Severance benefits" shall mean the value of all cash and non-cash benefits, including, but not limited to, the following: (i) cash benefits, (ii) perquisites, (iii) consulting fees, (iv) equity and the accelerated vesting of equity, (v) the value of "gross-up" payments, i.e., payments to off-set taxes, and (vi) the value of additional service credit or other special additional benefits under the Company's retirement system. If the Board determines that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This bylaw amendment shall take effect upon adoption and apply only to agreements adopted, extended or modified after that date."

The Company believes that the CalPERS Proposal substantially duplicates the Proposal. Both request shareholder approval for future severance or retirement arrangements with senior executives. And both seek to define severance agreements that are unusually generous, the Proposal as "preferential benefit formulas or supplemental pension benefits not provided to other managers" and the CalPERS Proposal as "benefits exceeding 2.99 times the sum of the executive's base salary plus bonus." The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(11) where the core issues addressed by the proposals are the same even if the proposals are not identical. E.g., USG Corp., April 7, 2000. The core issue for both proposals is shareholder action for future severance or retirement arrangements with senior executives. Accordingly, the Company also requests that the Staff concur that if the CalPERS Proposal is included in its 2005 Proxy Materials, then the Proposal may be omitted.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 532-1901. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

Enclosures

(SEC No-Action Letter)

*1 USG Corp.
Publicly Available April 7, 2000

LETTER TO SEC

January 11, 2000

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, N. W.

WASHINGTON, D.C. 20549

Re: USG Corp. - Omission of Stockholder Proposal Under Rule 14a-8(i)(11) - Stockholder

Proposal Submitted by Jay Buchbinder

Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Act"), on behalf of USG Corp., a Delaware corporation (the ""Company"), we hereby give notice of the Company's intention to omit from its proxy statement and form of proxy for the Company's 2000 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a proposal and supporting statement (the "Second Proposal") submitted by Mr. Jay Buchbinder (the ""Proponent"), by a letter dated November 30, 1999 and received by the Company on December 1, 1999. A copy of the Proponent's letter is attached hereto as Exhibit 1. The Company has concluded that the Second Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by Tom Hacker for Hakatak Enterprises, Inc. on December 1, 1999, attached hereto as Exhibit 2 (the "First Proposal" and, together with the Second Proposal, the "Proposals"), which will be included in the Proxy Materials.

Pursuant to Rule 14a-8(j) under the Act, enclosed are six (6) copies of this letter including the exhibits. By copy of this letter, the Company also has notified the Proponent of its intention to omit the Second Proposal from the Proxy Materials.

The Company respectfully requests the Staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Second Proposal from the Proxy Materials.

Basis for Omission: The Second Proposal Substantially Duplicates the First Proposal

Under Rule 14a-8(i)(11), a proposal may be omitted if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. By its terms, the First Proposal would require the Company to redeem or cancel its existing shareholder rights agreement (the "Rights Agreement") and would prohibit any new shareholder rights agreement from becoming effective unless it has been approved by the Company's stockholders. The Second Proposal requests that the Company redeem the

Rights Agreement and not implement a new shareholder rights agreement.

The Staff has consistently taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). For example, in a situation which is in our view completely analogous to the instant set of facts, the Staff concurred in Masco Corporation's omission of a proposal requesting that the board amend the bylaws to provide that the board consists of a majority of independent directors as substantially duplicative of an earlier proposal which by its terms provided for the adoption of a bylaw that would require a majority of the directors nominated by the board to be independent. Masco Corporation (March 27, 1992)(hereafter, "Masco"). Similarly and more recently, the Staff concurred in BellSouth Corporation's view that a proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the stock price of the company was substantially duplicative of a prior proposal demanding the abolition of the company's incentive award program and its replacement with an incentive award program tied to revenue or dividend growth. BellSouth Corporation (January 14, 1999)(hereafter, "BellSouth"). In addition, the Staff concurred in General Electric's omission of (i) a proposal requesting that the board form a committee of four outside directors to evaluate the extent of violence in NBC's (a General Electric subsidiary) programming, to address certain significant issues related to violence in television programming, to identify options for modifying or reducing the level of violence in NBC's programming, to prepare recommendations to the board as to whether the corporation should adopt any of those identified options, and to prepare a report for the board and for shareholders who request copies, as substantially duplicative of (ii) a proposal requesting that the board review and report to shareholders about NBC's Program Standards and their implementation with regard to violence on television. General Electric Company (February 9, 1994) (hereafter, "GE"). See also, e.g., UAL Corporation (March 11, 1994)(proposal recommending a policy of secret ballot voting substantially duplicative of a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results)(hereafter, "UAL").

*2 The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. See, e.g., Pinnacle West Capital Corporation (March 16, 1993) (proposal to tie any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of at least $1.00 per share is paid)(hereafter, "Pinnacle"). The core issue addressed by both Proposals is the Company's maintenance and implementation of a shareholder rights agreement. Both Proposals seek to eliminate the existing Rights Agreement and to restrict the Company's board's ability to implement a new shareholder rights agreement. The Proposals are therefore substantially duplicative.

Though they differ somewhat in terms and breadth, the Proposals have the same thrust or focus and, therefore, are substantially duplicative. See, e g., Pinnacle; Tri-Continental Corporation (March 2, 1998); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Polaroid Corporation (March 12, 1990). The fact that one Proposal requests an action to be taken while the other Proposal by its terms requires a substantially duplicative action to be taken does not prevent the Proposals from being substantially duplicative. See, e.g., Masco. Nor does the fact that one Proposal by its terms prohibits the implementation of a new shareholder rights agreement without shareholder approval while the other Proposal requests that the Company not implement a new shareholder rights agreement prevent the Proposals from being substantially duplicative. See, e.g., BellSouth; GE; and UAL. The subject matter and goals of the Proposals are substantially duplicative; they do not set forth materially different issues for the shareholders to vote on. Therefore, the Proposals are substantially duplicative. See, e.g., GE.

We believe that the purpose of Rule 14a-8(i)(11) is to prevent proponents from clogging up management's proxy materials with several versions of essentially the same proposal. Both cover letters for the Proposals refer to the other Proposal; copy the same person (whom the Company believes is likely a commonly retained attorney); have the same date; and, based on the similarity of the format, of the numerical footers at the bottom of each page and of the respective Exhibit A's, may have been created on the same word processing system. To allow these substantially duplicative Proposals to be included in the Proxy Materials would eviscerate, and frustrate the policy behind, Rule 14a-8(i)(11).

The Staff has previously indicated that a registrant does not have the option of selecting between duplicative proposals but must include in its proxy materials the first of such proposals received. See, e.g., Pacific Enterprises (February 26, 1992). While both Proposals were received by the Company on December 1, 1999, the Company has advised us that the First Proposal was received by the Company earlier in the day on December 1, 1999 than the Second Proposal. Consequently, the Company plans to include the First Proposal in its Proxy Materials.

*3 Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Second Proposal is in fact excluded from the Company's Proxy Materials under Rule 14a-8 (i) (11).

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response. In such case, please contact the undersigned at (312) 861-2224.

We appreciate your attention to this request.

Sincerely,
Michael G. Timmers

KIRKLAND & ELLIS

200 East Randolph Drive

Chicago, Illinois 60601

312 861-2000

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 7, 2000

Publicly Available April 7, 2000

Re: USG Corp.

Incoming letter dated January 11, 2000

The proposal requests that the board redeem the rights described in a particular rights agreement and not institute any other form of "poison pill."

There appears to be some basis for your view that USG may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal, which will be included in USG's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if USG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Heather Maples

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2000 WL 382078 (S.E.C. No - Action Letter)

END OF DOCUMENT

Kathryn I Croke
52 Ames Street
Onancock, VA 23417

November 20, 2004

Robert S. Feit
Vice President-Law and Secretary
AT&T Corp., Room 3A123
One AT&T Way
Bedminster, New Jersey 07921-0752

Dear Mr. Feit:

I hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement as allowed under Securities and Exchange Commission Rule 14a-8. I plan to introduce and speak for our resolution at the Company's 2005 Annual Meeting.

My resolution requests that the Board of Directors seek shareholder approval in advance for all future or renewed severance agreements with the Company's executive officers, including so-called "golden parachute" and "golden good-bye" severance agreements, that provide more generous pay-outs than the retirement plan available to other senior managers. I have included a brief supporting statement for publication in the proxy statement.

I have continuously held the requisite number of shares of common stock for more than one year. I intend to maintain ownership position through the date of the 2004 Annual Meeting. A copy of the Equiserve documentation of one of my AT&T share accounts with 219 shares is attached.

Thank you in advance for including my proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me.

Sincerely yours,

Kathryn I. Croke

Enclosures

SHAREHOLDER VOTE ON "GOLDEN PARACHUTE" AGREEMENTS

Kathryn I. Croke, 52 Ames Street, Onancock, Virginia 23417, who owns 219 shares of the Company's common stock, intends to introduce the following proposal for action by the stockholders at the 2005 Annual Meeting:

RESOLVED: The shareholders of AT&T urge our Board to seek shareholder approval for future severance agreements with senior executives, including "golden parachute" and "golden good-bye" severance agreements, which provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

We define "golden parachutes" as severance provisions triggered when executives resign or are terminated after a change in corporate control; "golden good-byes" are defined as severance agreements which, absent a change in control, are triggered when executives are terminated, retire or resign. "Benefits" include the present value of all payments (in cash or in kind) not already earned or vested prior to termination, including lump sum payments, perquisites, consulting fees and the accelerated vesting of equity grants.

SUPPORTING STATEMENT

We believe overly generous severance agreements are the most costly, wasteful and counter-productive form of executive compensation.

AT&T's severance agreements are unjustifiably costly and contrary to long-term shareholder interests, in our view. Under AT&T's Senior Officer Separation Plan, eligible officers can receive the following payouts for termination within two years after a "change in control," defined to include situations where another entity acquires as little as 20% of the Company's voting stock and never actually takes control:

- 300% of base salary plus target annual bonus.
- 300% of the fair market value of restricted stock and stock appreciation rights granted the year the change in control occurs.
- A "gross-up payment" to reimburse federal excise tax liability for "excess parachute payments."

On top of this golden parachute, a platinum lining is written into selected individual employment agreements.

For example, if CEO Dorman resigns for "Good Reason," or is terminated "without Cause," he is eligible for the above *plus* accelerated vesting of stock options and restricted stock. Dorman also receives Senior Management medical and life insurance coverage for life. Plus, if he terminates after a change in control, a "pension parachute" triggers extra years of service credit under Dorman's "Special Individual Pension

Arrangement," increasing his guaranteed annual pension-payment-for-life from 34.7% to 45.5% of final average total cash compensation (assuming termination in 2005).

Shareowners might have a different view about whether Dorman's severance package, worth over $10 million, creates value at a company in decline. Bloomberg reported last October that "[s]hares of AT&T have fallen 49% since Dorman, now 50, took over for former chief executive C. Michael Armstrong."

We believe lucrative parachutes reward the very under-performance that can precipitate a change in control and are unnecessary given AT&T's high levels of executive compensation.

We also believe multi-million dollar parachutes are inappropriate when AT&T is laying off tens of thousands of workers and cutting the benefits of retirees.

Shareholders should be given a chance to ratify such agreements, in our view, providing valuable feedback to the Board. We expect shareholder scrutiny will encourage restraint and strengthen the hand of the Board's compensation committee.

Nevertheless, because prior shareholder approval is not always practical, under this proposal the Company has the option to seek approval after the material terms are agreed upon.



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675
FAX (916) 795-3659

November 23, 2004

OVERNIGHT MAIL

AT&T Corporation
Attn: Robert S. Feit, Vice President – Law and Secretary, Rm. 3A123
One AT&T Way
Bedminster, New Jersey 07921-0752

Re: Notice of Shareholder Proposal

Mr. Feit:

The purpose of this letter is to submit our shareholder proposal for inclusion in the proxy materials in connection with the Company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

For

PETER H. MIXON
General Counsel

Enclosures: Ownership Record
Proposed Resolution
Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
David W. Dorman, Chairman and Chief Executive Officer

[1] CalPERS, whose official address is P.O. Box 942708, Sacramento, California 94229-2708, is the owner of approximately 3,400,000 shares of the Company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of AT&T Corporation (the "Company") amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors ("Board") (1) limit Severance Agreements to instances where a senior executive officer ("Officer") is actually terminated and (2) seek shareholder ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer's base salary plus target bonus. "Severance Agreement" is defined as any agreement that dictates what an Officer can be compensated when AT&T terminates employment without cause or when there is a termination of employment following a finally approved and implemented change of control. "Severance benefits" shall mean the value of all cash and non-cash benefits, including, but not limited to, the following: (i) cash benefits; (ii) perquisites, (iii) consulting fees, (iv) equity and the accelerated vesting of equity, (v) the value of "gross-up" payments, i.e., payments to off-set taxes, and (vi) the value of additional service credit or other special additional benefits under the Company's retirement system. If the Board determines that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This bylaw amendment shall take effect upon adoption and apply only to agreements adopted, extended or modified after that date.

SUPPORTING STATEMENT

As a major shareholder of the Company, CalPERS supports compensation policies for Officers that strongly link pay to performance. CalPERS strongly opposes pay practices that reward under-performing Officers with large payouts when they are terminated for poor-performance, e.g., CalPERS is outraged with the $140 million severance payment made by the Disney Corporation to Michael Ovitz after 14 months of employment. The adoption of this by-law amendment, in CalPERS opinion, will put a reasonable cap on what can be paid out to Officers who are terminated for under-performance while allowing the Company the flexibility it needs to attract qualified individuals to serve in demanding positions of senior management.

This proposal, in CalPERS opinion, will also address the risk of egregious severance packages being paid out by the Company as a result of a merger, acquisition or spin-off by limiting: 1) The inappropriate acceleration of the vesting of options for Officers in mergers, etc.; 2) Inappropriate links between severance/change-of-control payments and post-merger economic performance; 3) Recapitalizations where the management and shareholder base does not substantially change but change-in-control payments are triggered; and 4) The payment of "gross-ups" to pay federal taxes owed.

According to CalPERS' Pay-for-Performance Model, for each of the years from 2001 – 2003 the Company's top 5 officers were compensated at least 10 times the median of the industry's top 5 (industry being defined as the four-digit Global Industry Classification System – 5010). In addition, the Corporate Library graded the Company's CEO Compensation an "F".

Since CalPERS believes the Company is high risk for continuing its weak compensation practices, CalPERS urges shareholders to vote FOR this proposal.



Donna M. Grillo
Office of the Corporate Secretary

Room 3A154E
One AT&T Way
Bedminster, NJ 07921
908-532-1982 (Voice)
908-234-7833 (Fax)
donnagrillo@att.com

December 2, 2004

Mr. Peter H. Mixon
California Public Employees' Retirement System (CalPERS)
Legal Office
Lincoln Plaza
400 P Street
Sacramento CA 95814

Via FedEx

Dear Mr. Mixon:

This is in response to CalPERS letter postmarked November 23, 2004, to the Vice President - Law and Secretary, which AT&T Corp. received on November 24, regarding a request to include a shareowner proposal in the 2005 Notice of Annual Meeting and Proxy Statement.

The inclusion of a shareowner proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the United States Securities and Exchange Commission (SEC) Regulation 240.14a-8 (Proposals of Security Holders). Specifically, SEC Rule 14a-8 requires that the proposal be presented at the annual meeting of shareowners by either the proponent or the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. In addition, the rule requires the proponent to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted. The proponent must continue to hold those securities through the date of the annual meeting. In the November 23 correspondence, on behalf of CalPERS, you duly provided proof of beneficial ownership as required by the SEC. You also noted that these shares have been held for more than one year and will be held through the date of the Company's annual meeting.

Further, SEC Rule 14a-8(c) provides that a proponent may only submit one proposal to a company for a particular shareowner's meeting. The November 23 submission from CalPERS is procedurally deficient because it contains two separate proposals. First, the submission requests


Recycled Paper

that the shareholders of AT&T Corporation [*sic*] amend its bylaws to require its Board of Directors to "limit Severance Agreements to instances where a senior executive officer ("Officer") is actually terminated." Additionally, there is a second proposal to amend the bylaws to require the Board of Directors to "seek shareholder ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer's base salary plus target bonus."

In accordance with Rule 14a-8(f)(1), AT&T hereby provides you with the opportunity to correct the procedural deficiency by eliminating one of the two proposals. The SEC Rule requires that your response to AT&T must be postmarked, or transmitted electronically, no later than fourteen days from the date you receive this notification.

Very truly yours,



Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675
FAX (916) 795-3659

December 15, 2004

OVERNIGHT MAIL

AT&T Corporation
Attn: Donna M. Grillo
One AT&T Way
Bedminster, New Jersey 07921

Re: Notice of Shareholder Proposal

Ms. Grillo:

This letter is in response to your December 2, 2004 letter. While we disagree that the proposal is procedurally deficient, we have agreed to amend the proposal to avoid any need for SEC involvement. A copy of the amended proposal is attached. As we stated before, we remain open to the possibility of withdrawing our proposal if and when we become assured that our concerns with the Company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

PETER H. MIXON
General Counsel

Enclosures: Amended Proposed Resolution & Supporting Statement

cc: Ted White, Director, Corporate Governance – CalPERS
Robert S. Feit, Vice President – Law and Secretary – AT&T

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of AT&T Corporation (the "Company") amend the Company's bylaws, in compliance with applicable law, to require that the Board of Directors ("Board") seek shareholder ratification of any Severance Agreement with any Officer that provides Severance Benefits with a total present value exceeding 2.99 times the sum of the Officer's base salary plus target bonus. "Severance Agreement" is defined as any agreement that dictates what an Officer can be compensated when AT&T terminates employment without cause or when there is a termination of employment following a finally approved and implemented change of control. "Severance benefits" shall mean the value of all cash and non-cash benefits, including, but not limited to, the following: (i) cash benefits; (ii) perquisites, (iii) consulting fees, (iv) equity and the accelerated vesting of equity, (v) the value of "gross-up" payments, i.e., payments to off-set taxes, and (vi) the value of additional service credit or other special additional benefits under the Company's retirement system. If the Board determines that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This bylaw amendment shall take effect upon adoption and apply only to agreements adopted, extended or modified after that date.

SUPPORTING STATEMENT

As a major shareholder of the Company, CalPERS supports compensation policies for Officers that strongly link pay to performance. CalPERS strongly opposes pay practices that reward under-performing Officers with large payouts when they are terminated for poor-performance, e.g., CalPERS is outraged with the $140 million severance payment made by the Disney Corporation to Michael Ovitz after 14 months of employment. The adoption of this by-law amendment, in CalPERS opinion, will put a reasonable cap on what can be paid out to Officers who are terminated for under-performance while allowing the Company the flexibility it needs to attract qualified individuals to serve in demanding positions of senior management.

This proposal, in CalPERS opinion, will also address the risk of egregious severance packages being paid out by the Company as a result of a merger, acquisition or spin-off by limiting: 1) The inappropriate acceleration of the vesting of options for Officers in mergers, etc.; 2) Inappropriate links between severance/change-of-control payments and post-merger economic performance; 3) Recapitalizations where the management and shareholder base does not substantially change but change-in-control payments are triggered; and 4) The payment of "gross-ups" to pay federal taxes owed.

According to CalPERS' Pay-for-Performance Model, for each of the years from 2001 – 2003 the Company's top 5 officers were compensated at least 10 times the median of the industry's top 5 (industry being defined as the four-digit Global Industry Classification System -- 5010). In addition, the Corporate Library graded the Company's CEO Compensation an "F".

Since CalPERS believes the Company is high risk for continuing its weak compensation practices, CalPERS urges shareholders to vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated January 4, 2005

The proposal requests that the board adopt a policy to seek shareholder approval of any future supplemental executive retirement plan or individual retirement arrangement for senior executives that provides preferential benefit formulas or supplemental pension benefits not provided to other managers under AT&T's regular tax-qualified plan.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Rebekah J. Toton
Attorney-Advisor